VF 3-25-05

05040469

[T]ATES
[EXCH]ANGE COMMISSION
[WASHINGTON, D].C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27120

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Robert A. Stanger & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1129 Broad St.
(No. and Street)

Shrewsbury (City) NJ (State) 07702 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas F Flynn 732-842-9450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
The Curchin Group LLC
(Name – *if individual, state last, first, middle name*)

125 Half Mile Rd (Address) Red Bank (City) NJ (State) 07701 (Zip Code)

PROCESSED
MAR 31 2005
THOMSON FINANCIAL

SEC MAIL RECEIVED
MAR 02 2005
WASH. D.C. 179
PROCESSING SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

33

TLH 3/24

OATH OR AFFIRMATION

I, Robert A. Stanger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robert A. Stanger & Co., Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

My Commission ... May 27, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT A. STANGER & COMPANY, INC.

CONTENTS

THE CURCHIN GROUP, LLC Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Shareholders
Robert A. Stanger & Company, Inc.
Shrewsbury, New Jersey

We have audited the accompanying balance sheets of Robert A. Stanger & Company, Inc. as of December 31, 2004 and 2003 and the related statements of income and retained earnings, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robert A. Stanger & Company, Inc. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information contained on Page 9 in the Supplemental Schedules of the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission at December 31, 2004 and 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Curchin Group

THE CURCHIN GROUP, LLC

February 21, 2005
Red Bank, New Jersey

125 Half Mile Road, Red Bank, New Jersey 07701-6749 · Tel. (732) 747-0500 · Fax (732) 747-7700

ROBERT A. STANGER & COMPANY, INC.
BALANCE SHEETS
DECEMBER 31,

ASSETS	2004	2003
CURRENT ASSETS:		
Cash	$ 418,010	$ 214,361
Investments in limited partnerships	13,258	16,110
Accounts receivable - trade	441,683	802,773
Accounts receivable - other	56,148	262,067
	929,099	1,295,311
LONG TERM ASSETS:		
Furniture and equipment, net of accumulated depreciation	2,734	4,922
TOTAL ASSETS	$ 931,833	$ 1,300,233

LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable - trade	$ 74,066	$ 60,764
Taxes payable	500	500
Deferred tax liability	4,880	9,860
	79,446	71,124
COMMITMENTS		
SHAREHOLDERS' EQUITY		
Common stock, no par value, 100 shares authorized, issued and outstanding	1,500	1,500
Retained earnings	850,887	1,227,609
TOTAL SHAREHOLDERS' EQUITY	852,387	1,229,109
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 931,833	$ 1,300,233

See accompanying notes to financial statements.

ROBERT A. STANGER & COMPANY, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
YEARS ENDED DECEMBER 31,

	2004	2003
REVENUE:		
Consulting and related services	$ 6,000,438	$ 3,603,549
Interest income	3,201	1,111
Total revenue	6,003,639	3,604,660
COSTS AND EXPENSES:		
Salaries	5,065,938	2,451,282
Employee benefits	275,945	248,267
Consultants	477,692	521,477
Office rent	154,944	148,622
Insurance	39,818	50,583
Legal fees	24,762	13,989
Accounting fees	13,500	12,200
Payroll processing fees	5,129	4,891
Travel and conference	82,775	94,884
Telephone	33,213	35,112
Postage	18,916	18,951
Automobile	9,107	9,443
Publications, dues and subscriptions	37,669	43,314
Utilities	11,087	10,567
Office maintenance and supplies	101,805	112,813
Contributions	22,575	32,550
Depreciation	9,023	4,811
Seminars	620	-
Total costs and expenses	6,384,518	3,813,756
NET LOSS FROM OPERATIONS BEFORE PROVISION FOR STATE INCOME TAXES	(380,879)	(209,096)
PROVISION (BENEFIT) FOR STATE INCOME TAXES	(4,157)	24,233
NET LOSS	(376,722)	(233,329)
RETAINED EARNINGS, BEGINNING OF YEAR	1,227,609	1,466,708
SHAREHOLDERS' DISTRIBUTION	-	(5,770)
RETAINED EARNINGS, END OF YEAR	$ 850,887	$ 1,227,609

See accompanying notes to financial statements.

ROBERT A. STANGER & COMPANY, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Number of Shares Issued	Stock Amount	Retained Earnings	Total
BALANCE, December, 31, 2002	100	$ 1,500	$ 1,466,708	$ 1,468,208
Year ended December 31, 2003				
Distributions to stockholders		-	(5,770)	(5,770)
Net loss		-	(233,329)	(233,329)
BALANCE, December, 31, 2003	100	1,500	1,227,609	1,229,109
Year ended December 31, 2004				
Net loss		-	(376,722)	(376,722)
BALANCE, December, 31, 2004	100	$ 1,500	$ 850,887	$ 852,387

See accompanying notes to financial statements.

ROBERT A. STANGER & COMPANY, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (376,722)	$ (233,329)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Depreciation	9,023	4,811
Deferred taxes	(4,980)	20,560
Changes in operating assets and liabilities:		
Accounts receivable - trade	361,090	274,032
Accounts receivable - other	205,919	(99,218)
State income taxes receivable	-	890
Accounts payable	13,302	(37,604)
Taxes payable	-	500
Net cash flows from operating activities	207,632	(69,358)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture and equipment	(6,835)	(3,407)
Change in investments in limited partnerships	2,852	8,656
Net cash flows from investing activities	(3,983)	5,249
CASH FLOWS FROM FINANCING ACTIVITIES:		
Shareholders' distributions	-	(5,770)
Net cash flows from financing activities	-	(5,770)
NET CHANGE IN CASH	203,649	(69,879)
CASH, BEGINNING OF YEAR	214,361	284,240
CASH, END OF YEAR	$ 418,010	$ 214,361
SUPPLEMENTAL CASH FLOW INFORMATION:		
Taxes paid	$ 823	$ 2,283

See accompanying notes to financial statements.

NOTE 1 - NATURE OF THE ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of the Organization - Robert A. Stanger & Company, Inc. (the "Company") was incorporated in the State of New Jersey in August of 1985. The Company provides services to the public, which includes acting as an agent in mergers and acquisitions, preparing fairness opinions, valuing securities and businesses and performing financial advisory services.

The Company also is registered as a broker-dealer with the Securities and Exchange Commission.

Income Taxes - The Company, at the consent of its shareholder, has elected "S" Corporation status under the Internal Revenue Code. Instead of paying federal corporate income taxes, the shareholder is taxed individually on the Company's taxable income. No provision or liability for federal income taxes has been made.

In addition, the Company elected "S" Corporation status under the laws of the State of New Jersey. State income taxes are provided for on the excess of the corporate tax rate over the shareholder's individual tax rate.

Deferred state income taxes arise primarily from the fact that the Company prepares its financial statements on the accrual basis of accounting and prepares its tax return on the cash basis of accounting.

Investments in Limited Partnerships - The Company records its investments in limited partnerships at cost adjusted for earnings and distributions.

Accounts Receivable – The Company writes off accounts receivables as uncollectible at the time they are deemed uncollectible. At December 31, 2004 and 2003, management of the Company considers all receivables to be collectible. Therefore, the direct write-off method approximates the allowance method.

Furniture and Equipment - Furniture and equipment are recorded at cost. Depreciation is provided using accelerated methods.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 2 - FURNITURE AND EQUIPMENT:

Furniture and equipment consists of the following at December 31:

	2004	2003
Furniture and equipment	$261,009	$254,174
Less: accumulated depreciation	258,275	249,252
	$ 2,734	$ 4,922

NOTE 3 - INCOME TAXES:

The provision (benefit) for income taxes consists of the following components:

	2004	2003
Current taxes	$ 823	$ 3,673
Deferred taxes	(4,980)	20,560
	$(4,157)	$24,233

NOTE 4 - DEFINED CONTRIBUTION PLAN:

The Company sponsors a Simplified Employee Pension Plan covering substantially all employees. The Company made no contributions to the plan for the years ended December 31, 2004 and 2003.

NOTE 5 - CONCENTRATIONS OF CREDIT RISK:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and accounts receivable.

The Company maintains cash with various financial institutions, which limits exposure to any one institution. At times, cash balances may exceed insured limits.

Concentrations of credit risk with respect to accounts receivable are limited due to the large number of individuals comprising the customers of the Company. No allowance for uncollectible accounts has been provided, as management believes the balance of accounts receivable to be fully collectible.

NOTE 6 - COMMITMENTS AND CONTINGENCIES:

Concentrations - Approximately 45% of the Company's revenues were generated by contracts from one customer, and 57% of the Company's receivables were owed from two customers at December 31, 2004.

Lease Commitment - The Company has entered into a commitment to lease office space beginning February 1, 2005 on a five-year operating lease at $111,300 per annum. The lease expires January 31, 2010. The lease agreement allows for an annual rent increase based upon the Consumer Price Index at the end of each yearly anniversary for the term of the lease. The increase in rent shall never be less than 4% or greater than 7%.

The Company also leases various equipment under operating leases that expire at various times through the year 2009.

The following is a schedule detailing future minimum lease payments:

December 31,	
2005	$121,972
2006	117,066
2007	117,066
2008	117,066
2009	115,642
Thereafter	9,275
	$598,087

NOTE 7 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The following sets forth the Company's net capital status at December 31:

	2004	2003
Net capital	$337,552	$142,220
Required net capital	$ 5,296	$ 5,000
Net capital in excess of minimum required	$332,256	$137,220
Aggregate indebtedness	$ 79,447	$ 71,124
Net capital ratio	0.24 to 1	0.50 to 1

Regulations of the State of New Jersey require minimum net capital of $10,000.

NOTE 8 - RECONCILIATON OF AUDITED COMPUTATION OF NET CAPITAL AND BROKER-DEALER'S CORRESPONDING UNAUDITED PART IIA:

For the years ended December 31, 2004 and 2003 there were no differences between the audited computation of net capital and the Company's corresponding unaudited Part IIA.

ROBERT A. STANGER & COMPANY, INC.
SUPPLEMENTAL SCHEDULES OF THE COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND
EXCHANGE COMMISSION
YEARS ENDED DECEMBER 31,

	2004	2003
COMPUTATION OF NET CAPITAL:		
Total capital	$ 852,387	$ 1,229,109
Less: non-allowable assets	(514,823)	(1,086,872)
Haircuts	(12)	(17)
Net capital	$ 337,552	$ 142,220
AGGREGATE INDEBTEDNESS	$ 79,447	$ 71,124
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 5,296	$ 4,744
Minimum dollar net capital requirement of reporting broker/dealer	$ 5,000	$ 5,000
Net capital requirement (greater of above amounts)	$ 5,296	$ 5,000
Excess net capital	$ 332,256	$ 137,220
Excess net capital at 1000%	$ 329,607	$ 135,108
Ratio: Aggregate indebtedness to net capital	0.24	0.50

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

To the Shareholders
Robert A. Stanger & Company, Inc.
Shrewsbury, New Jersey

In planning and performing our audit of the financial statement of Robert A. Stanger & Company, Inc. (the "Company") for the year ended December 31, 2004 we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, (2) the recordation of differences required by Rule 17a-13;or (3) complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control polices and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

125 Half Mile Road, Red Bank, New Jersey 07701-6749 · Tel. (732) 747-0500 · Fax (732) 747-7700

Because of inherent limitations in internal control or the practices and policies referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected in a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report, are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives

This report is intended solely for the information and use of the shareholders, the Commission and other regulatory agencies that rely on Rule 17a-5(g) under Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

The Curchin Group

THE CURCHIN GROUP, LLC

February 21, 2005
Red Bank, New Jersey